Exhibit 16(c)(v)

HIGHLY CONFIDENTIAL DRAFT FOR DISCUSSION SUBJECT TO CHANGE FOR INFORMATIONAL PURPOSES ONLY Summary of Proposals (1 of 2) » Price and Structure ƒ $1.45 per share ƒ 80% premium to closing price as of June 14 ƒ 87% premium to the average closing price of Savanna stock over the last 60 trading days ending June 14, 2024 ƒ $1.425 per share ƒ 77% premium to closing price as of June 13 ƒ 76% premium to the 30-day VWAP (from June 13, 2024) » Financing ƒ Sufficient cash on balance sheet to complete a transaction; do not require any new financing; no financing condition ƒ Interested in discussing terms of a rollover by certain key management of their equity interests in the Company ƒ Proposing to finance the Transaction with 100% equity ƒ [Conditional on completion of rollover negotiations with Jeff Arnold] ƒ Not conditional on completing rollover and equity agreement negotiations with Claritas before signing » Assumptions ƒ Share count of 384,807,205 (assuming a closing date of September 30, 2024) ƒ Series A convertible preferred stock is able to be cashed out in the Transaction on an as-converted basis ƒ Unvested equity awards are not accelerated (other than pursuant to pre-existing contractual acceleration rights) ƒ Fully diluted share count of 379,197,006 using the treasury stock method based on information provided by the Company ƒ The Series A convertible preferred stock remains outstanding following the closing of the Transaction ƒ Participants in the Change in Control Plan (“CIC Plan”) will receive replacement equity awards (either cash- or equity-based) for their unvested equity awards. Anticipate allowing certain key members of senior management in the CIC Plan to rollover their non-vested equity awards and convert those awards into a new equity instrument ƒ All other non-vested equity awards will be canceled at closing. The merger agreement contains a non-enforceable commitment to grant cash-based awards to non-CIC Plan participants based on the value of the forfeited awards, with such new awards subject to new vesting terms determined by Altaris, including achievement of minimum EBITDA thresholds and extended service vesting date ƒ Out-of-the-money options will be canceled for no consideration Source: Proposal letters from and Altaris; discussions with Savanna management. 1 (6/14/2024) Altaris (6/14/2024) Confidential Treatment Requested on 2 pages, confidential information filed separately with the SEC *Confidential treatment requested

HIGHLY CONFIDENTIAL DRAFT FOR DISCUSSION SUBJECT TO CHANGE FOR INFORMATIONAL PURPOSES ONLY Summary of Proposals (2 of 2) » Due Diligence, Timing and Approvals ƒ Diligence is substantially complete ƒ Would work in good faith to complete and sign definitive transaction documentation as soon as June 17, 2024 ƒ Execution of definitive documentation will require approval from ’ Board; have previewed proposal with Board committee, which is supportive ƒ Subject to any necessary regulatory approvals ƒ Need to finalize certain confirmatory financial, legal, and tax diligence items prior to signing ƒ Can sign definitive documentation within 5 days after receiving formal feedback from the Special Committee ƒ Other than customary regulatory approvals, do not require any third-party approvals or consents to consummate the Transaction » Other ƒ Plan to provide a long-term incentive plan for management and key employees ƒ Requested an exclusivity period through the earliest to occur of the date of execution of a definitive agreement or June 20, 2024 ƒ Continue to be interested in working with Claritas, and view their participation as highly important. Would like to engage in substantive discussions with Claritas before signing Source: Proposal letters from and Altaris; discussions with Savanna management. 2 (6/14/2024) Altaris (6/14/2024) *Confidential treatment requested